UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Strategic Diagnostics Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    862700101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   George Lee
                                 General Counsel
                              SRB Management, L.P.
                          300 Crescent Court, Ste. 1111
                               Dallas, Texas 75201
                                 (214) 756-6056
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 12, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 862700101

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

      Steven R. Becker
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions):
      (a) |_|
      (b) |X|
--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):

      AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

      Not Applicable
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:

      United States
--------------------------------------------------------------------------------
      Number of               7.    Sole Voting Power:          2,150,739
      Shares Beneficially     --------------------------------------------------
      Owned by                8.    Shared Voting Power:        0
      Each Reporting          --------------------------------------------------
      Person With             9.    Sole Dispositive Power:     2,150,739
                              --------------------------------------------------
                              10.   Shared Dispositive Power:   0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      2,150,739
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

      Not Applicable
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):

      10.6.%*
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions):

      HC/IN
--------------------------------------------------------------------------------
*Based on 20,364,541 shares of common stock issued and outstanding as of September 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange for the quarterly period ended September 30, 2007.

Cusip No. 862700101

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

      BC Advisors, LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions):
      (a) |_|
      (b) |X|
--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):

      AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

      Not Applicable
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:

      Texas
--------------------------------------------------------------------------------
      Number of               7.    Sole Voting Power:          2,150,739
      Shares Beneficially     --------------------------------------------------
      Owned by                8.    Shared Voting Power:        0
      Each Reporting          --------------------------------------------------
      Person With             9.    Sole Dispositive Power:     2,150,739
                              --------------------------------------------------
                              10.   Shared Dispositive Power:   0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      2,150,739
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

      Not Applicable
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):

      10.6%*
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions):

      HC/CO
--------------------------------------------------------------------------------
*Based on 20,364,541 shares of common stock issued and outstanding as of September 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange for the quarterly period ended September 30, 2007.

Cusip No. 862700101

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

      SRB Management, L.P.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions):
      (a) |_|
      (b) |X|
--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):

      AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

      Not Applicable
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:

      Texas
--------------------------------------------------------------------------------
      Number of               7.    Sole Voting Power:          2,150,739
      Shares Beneficially     --------------------------------------------------
      Owned by                8.    Shared Voting Power:        0
      Each Reporting          --------------------------------------------------
      Person With             9.    Sole Dispositive Power:     2,150,739
                              --------------------------------------------------
                              10.   Shared Dispositive Power:   0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      2,150,739
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

      Not Applicable
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):

      10.6%*
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions):

      IA/PN
--------------------------------------------------------------------------------
*Based on 20,364,541 shares of common stock issued and outstanding as of September 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange for the quarterly period ended September 30, 2007.

Item 4. Purpose of Transaction.

            Item 4 as previously filed is hereby amended to add the following:

      The Reporting Persons have entered into an agreement with the Company that will result in Steven R. Becker and Richard van den Broek becoming members of the board of directors of the Company. The Agreement provides that the board of directors of the Company will adopt a resolution to increase the size of the Board to nine directors and elect Mr. Becker and Mr. van den Broek to serve in Class I and Class II, respectively of the board of directors of the Company within five business days of March 12, and to nominate Mr. van den Broek for election at the 2008 annual meeting of the Company and Mr. Becker for election at the 2009 annual meeting of the Company. The Reporting Persons and Richard van den Broek have agreed to cause all shares of Company stock beneficially owned by them and their affiliates to be present and voted in favor of all directors nominated by the Board for election at the Company's 2008 Annual meeting of Stockholders.

      A copy of the Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

            Exhibit 3   Agreement   with the Company dated March 12, 2008

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      March 15, 2008


      /s/ Steven R. Becker
      -------------------------------
      Steven R. Becker



      BC ADVISORS, LLC

      By: /s/ Steven R. Becker
          ---------------------------
          Steven R. Becker, Member

      SRB MANAGEMENT, L.P.

      By: BC Advisors, LLC, its general partner

      By: /s/ Steven R. Becker
          ---------------------------
          Steven R. Becker, Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                                       EXHIBIT 3

                                    AGREEMENT

This Agreement, dated as of March 12, 2008 (the "Agreement"), is by and among Strategic Diagnostics Inc., a Delaware corporation ("Company"), and Steven R. Becker, an individual resident of Texas ("Becker"), BC Advisors, LLC, a Texas limited liability company ("BCA"), SRB Management, L.P., a Texas limited partnership ("SRB") and Richard van den Broek, an individual resident of Connecticut ("van den Broek"). Becker, BCA and SRB are collectively referred to as the "Becker Group."

WHEREAS, each of Becker and van den Broek has submitted a letter, dated March 12, 2008, consenting to serve as a director of the Company; and

WHEREAS, the Company and the Becker Group have determined that the interests of the Company and its stockholders would be best served by avoiding the substantial expense, disruption and adverse publicity of a dispute regarding the composition of the Company's Board of Directors.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and, intending to be legally bound hereby, the parties hereby agree as follows:

      1. Representations and Warranties of the Company. The Company represents and warrants as follows:

            (a) The Company has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

            (b) This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

            (c) The execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

      2. Representations and Warranties of the Becker Group. Each member of the Becker Group and van den Broek severally, and not jointly, represents and warrants with respect to himself or itself as follows:

            (a) If such member of the Becker Group is an individual, he has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby. If such member of the Becker Group is an entity, it has the limited liability partnership or limited liability company power and authority, as applicable, to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

            (b) This Agreement has been duly and validly authorized, executed, and delivered by such member of the Becker Group, constitutes a valid and binding obligation and agreement of such member, and is enforceable against such member in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

            (c) Each member of the Becker Group represents and warrants that it is the "beneficial owner" of such number of shares of Common Stock as are set forth on the cover page relating to such member in the Schedule 13D filed by certain members of the Becker Group with the Securities and Exchange Commission (the "SEC") on February 15, 2008 and amended on March 4, 2008 (as so amended, the "Schedule 13D"). Except for those Affiliates and Associates of such member with respect to whom a cover page is included in the Schedule 13D, no other Affiliate or Associate of such member beneficially owns any shares of Common Stock. Van den Broek represents and warrants that he is the beneficial owner of 200,000 shares of Common Stock. Van den Broek and the Becker Group each disclaim beneficial ownership of the common stock owned or controlled by the other, and assert that their entry into this Agreement is a separate agreement of each of them with the Company.

            (d) The execution, delivery and performance of this Agreement by Van den Broek and each member of the Becker Group does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to him or it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which he or it is a party or by which he or it is bound.

      3. Definitions. For purposes of this Agreement:

            (a) The terms "Affiliate" and "Associate" have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); the terms "beneficial owner" and "beneficial ownership" shall have the respective meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; and the terms "person" or "persons" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

            (b) "Board" means the Board of Directors of the Company.

            (c) "Common Stock" means the Common Stock of the Company, $0.01 par value.

            (d) The "Standstill Period" means (A) as to the Becker Group, the period from the date of this Agreement until the earlier of (i) the date that is three (3) months after the date on which Becker ceases to be a member of the Board and (ii) such date, if any, as the Company has materially breached any of its commitments or obligations set forth in Sections 4(a) and 4(b) of this Agreement and (B) as to van den Broek, the period from the date of this Agreement until the earlier of (i) the date that is three (3) months after the date on which van den Broek ceases to be a member of the Board and (ii) such date, if any, as the Company has materially breached any of its commitments or obligations set forth in Sections 4(a) and 4(b) of this Agreement.

      4. Election of Becker and van den Broek; Related Matters.

            (a) Within five business days following the execution and delivery of this Agreement by the parties hereto:

                  (i) In accordance with the Company's bylaws, the Board of Directors shall adopt a resolution immediately increasing the size of the Board by one (1) director, to a total of nine (9) directors; and

                  (ii) In accordance with the Company's bylaws, the Board shall elect Becker and van den Broek as directors of the Company, to serve in Class I and Class II of the Board, respectively.

            (b) The Board shall nominate the current members of Class II of the Board (including van den Broek) for election as Class II directors at the 2008 Annual Meeting of Stockholders, and shall nominate Becker for election as a Class I director at the 2009 Annual Meeting of Stockholders.

            (c) The members of the Becker Group who filed the Schedule 13D will promptly file an amendment to the Schedule 13D reporting the entry into this agreement, amending applicable items to conform to its obligations hereunder and appending or incorporating by reference this agreement as an exhibit thereto. Such members of the Becker Group shall provide to the Company a reasonable opportunity to review and comment on such amendment in advance of filing, and shall consider in good faith the reasonable comments of the Company.

            (d) Van den Broek and the members of the Becker Group shall cause all shares of Common Stock beneficially owned by them and their Affiliates to be present for quorum purposes and to be voted, and shall use their commercially reasonable efforts to cause all shares of Common Stock held by their respective Associates to be present for quorum purposes and to be voted, in favor of all directors nominated by the Board for election at the Company's 2008 Annual Meeting of Stockholders.

      5. Standstill.

            Each member of the Becker Group and Van den Broek agrees that, during the Standstill Period, he or it will not, and he or it will cause each of such member's Affiliates or agents or other persons acting on his or its behalf not to, and will use commercially reasonable efforts to cause his or its respective Associates not to:

                  (a) submit any stockholder proposal (pursuant to Rule 14a-8 promulgated by the SEC under the Exchange Act or otherwise) or any notice of nomination or other business for consideration, and will not nominate any candidate for election to the Board or oppose the directors nominated by the Board.

                  (b) form, join in or in any other way participate in a "partnership, limited partnership, syndicate or other group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, other than solely with other members of the Becker Group or one or more Affiliates of a member of the Becker Group with respect to the Common Stock currently owned as set forth in Section 2(c) of this Agreement or to the extent such a group may be deemed to result with the Company or any of its Affiliates as a result of this Agreement;

                  (c) solicit proxies or written consents of stockholders, or otherwise conduct any nonbinding referendum with respect to Common Stock, or make, or in any way participate in, any "solicitation" of any "proxy" within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act to vote, or advise, encourage or influence any person with respect to voting, any shares of Common Stock with respect to any matter, or become a "participant" in any contested "solicitation" for the election of directors with respect to the Company (as such terms are defined or used under the Exchange Act), other than a "solicitation" or acting as a "participant" in support of all of the nominees of the Board (including van den Broek) at the 2008 Annual Meeting of Stockholders and each subsequent annual meeting of stockholders with respect to which the Board has nominated Becker or van den Broek;

                  (d) seek, in any capacity other than as a member of the Board, to call, or to request the call of, a special meeting of the stockholders of the Company, or seek to make, or make, a stockholder proposal at any meeting of the stockholders of the Company or make a request for a list of the Company's stockholders (or otherwise induce or encourage any other person to initiate such proposal or request) or otherwise acting alone, or in concert with others, seek to control or influence the governance or policies of the Company;

                  (e) effect or seek to effect, in any capacity other than as a member of the Board (including, without limitation, by entering into any discussions, negotiations, agreements or understandings with any third person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any securities (or beneficial ownership thereof), or rights or options to acquire any securities (or beneficial ownership thereof), or any material assets or businesses, of the Company or any of its subsidiaries,
(ii) any tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries, or (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries;

                  (f) publicly disclose, or cause or facilitate the public disclosure (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of any intent, purpose, plan or proposal to obtain any waiver, or consent under, or any amendment of, any of the provisions of Section 4(d) or this Section 5, or otherwise seek (in any manner that would require public disclosure by any of the members of the Becker Group or their Affiliates or Associates) to obtain any waiver, consent under, or any amendment of, any provision of this Agreement;

                  (g) enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other person that engages, or offers or proposes to engage, in any of the foregoing; or

                  (h) take or cause or induce others to take any action inconsistent with any of the foregoing.

            It is understood and agreed that this Agreement shall not be deemed to prohibit Becker or van den Broek from engaging in any lawful act in his capacity as a director of the Company. It is understood and agreed that the Becker Group shall not be responsible for any breach by van den Broek, and that van den Broek shall not be responsible for any breach by the Becker Group, of any term of this Agreement.

      6. Confidentiality. The Company anticipates that, in connection with Becker's and van den Broek's service as directors of the Company, Becker and van den Broek will be provided Confidential Information (as defined below). Each of Becker and van den Broek acknowledges the confidential and proprietary nature of the Confidential Information and agrees that until two (2) years after the end of his tenure as a director of the Company, the Confidential Information (a) will be kept confidential by Becker or van den Broek, as the case may be, and
(b) will not be disclosed by Becker or van den Broek, as the case may be, to any person, including any other member of the Becker Group, except with the specific prior written consent of the Company or except as expressly otherwise permitted by this Agreement or as required by law, including a validly issued subpoena. It is understood that (i) Becker and van den Broek may disclose Confidential Information only to counsel for Becker or van den Broek, as the case may be ("Counsel"), as necessary to enable Counsel to advise Becker or van den Broek, as the case may be, with respect to his conduct as a director of the Company, provided that Counsel shall be informed by Becker or van den Broek, as the case may be, of the confidential nature of the Confidential Information and of the obligations of Becker or van den Broek, as the case may be, under this Agreement and (ii) Becker or van den Broek, as the case may be, shall be responsible for the breach of the provisions of this Section 6 by his Counsel. As used in this Agreement, the term "Confidential Information" means and includes any and all of the information concerning the business and affairs of the Company that may hereafter be disclosed to Becker or van den Broek by the Company or by the directors, officers, employees, agents, consultants, advisors or other representatives, including legal counsel, accountants and financial advisors ("Representatives") of the Company; provided that "Confidential Information" shall not include information that (a) was in the public domain or was or becomes generally available to the public other than as a result of disclosure by Becker or van den Broek or Counsel, (b) was independently acquired by Becker or van den Broek, as the case may be, or Counsel without violating any of the obligations of Becker or van den Broek or Counsel under this Agreement, or under any other contractual, legal, fiduciary or binding obligation of Becker or van den Broek or Counsel with or to the Company, (c) was available, or becomes available, to Becker or van den Broek or Counsel on a nonconfidential basis other than as a result of its disclosure to Becker or van den Broek, as the case may be, by the Company or any Representative of the Company, but only if the source of such information is not bound by a confidentiality agreement with the Company or is not otherwise prohibited from transmitting the information to Becker or van den Broek or Counsel by a contractual, legal, fiduciary or other binding obligation with or to the Company, or (d) was independently developed by Becker or van den Broek or Counsel. The members of the Becker Group acknowledge that they, as well as their Representatives, are aware that the United States securities law prohibit any person who has material non-public information about a company from purchasing or selling such securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

      7. Questionnaires. Each of Becker and van den Broek shall, as promptly as reasonably practicable after being provided with the standard forms of questionnaires used by the Company in connection with its preparation of the proxy statement, provide responses to such questionnaires.

      8. Compensation. Each of Becker and van den Broek shall be compensated for his service as a director and shall be reimbursed for his expenses on the same basis as all other non-employee directors of the Company are compensated and shall be eligible to be granted stock options (or other stock-based compensation) on the same basis as all other non-employee directors of the Company; provided, that (i) in lieu of any stock option, the Company may grant to Becker a stock appreciation right ("SAR") that is settled only in cash, with the base price of the SAR to be equivalent to the exercise price that would otherwise have been applicable if a stock option were granted, and that otherwise has terms as similar as reasonably practicable to terms that would have applied if an option were granted and (ii) if the Company provides other stock-based compensation to its non-employee directors, the Company may provide to Becker, in lieu thereof, phantom stock or other stock units that are settled only in cash and that otherwise have terms as similar as reasonably practicable to terms applicable to such stock-based compensation. Becker agrees that he will not transfer any stock options, SARs or other stock-based awards provided to him, except as may otherwise be permissible under the Company's Equity Compensation Plan.

      9. Indemnification and Insurance. Becker and van den Broek shall be entitled to the same rights of indemnification as the other directors. The Company shall, promptly after their election, take such action, if any, as may be necessary to add Becker and van den Broek to the Company's directors and officers' liability insurance policy as an Insured Person.

      10. Specific Performance. Each party hereto acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of Delaware, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

      11. Jurisdiction. Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in any state or federal court in the State of Delaware (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 16 will be effective service of process for any such action, suit or proceeding brought against any party in any such court. Each party, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the state or federal courts in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

      12. Applicable Law. This agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware applicable to contracts executed and to be performed wholly within such state, without giving effect to the choice of law principles of such state.

      13. Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

      14. Entire Agreement; Amendment and Waiver; Successors and Assigns. This Agreement contains the entire understanding of the parties hereto with respect to, and supersedes all prior agreements relating to, its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives, and assigns.

      15. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy, when such telecopy is transmitted to the telecopy number set forth below, or to such other telecopy number as is provided by a party to this Agreement to the other party pursuant to notice given in accordance with the provisions of this Section 16, and the appropriate confirmation is received or
(b) if given by any other means, when actually received during normal business hours at the address specified in this Section 16, or at such other address as is provided by a party to this Agreement to the other party pursuant to notice given in accordance with the provisions of this Section 16:

                  if to the Company:

                  Strategic Diagnostics Inc.
                  111 Pencader Drive
                  Newark, DE 19702
                  Facsimile: 302-456-6770
                  Attention: Chief Executive Officer

                  with a copy to:

                  Morgan, Lewis & Bockius LLP
                  1701 Market Street
                  Philadelphia, PA 19103
                  Facsimile: 215-963-5001
                  Attention: Justin W. Chairman

                  if to the Becker Group or any member thereof:

                  Steven R. Becker
                  300 Crescent Court
                  Suite 1111
                  Dallas TX 75201
                  Facsimile: 214-756-6079

                  with a copy to:

                  Paul, Hastings, Janofsky & Walker LLP
                  695 Town Center Drive
                  Seventeenth Floor
                  Costa Mesa, CA 92626
                  Facsimile: 714-668-6337
                  Attention: Peter J. Tennyson
                  if to van den Broek:

                  Richard van den Broek
                  20 Dayton Avenue, 2nd Floor
                  Greenwich, CT 06830
                  Facsimile: 203-618-1495

      16. No Third-Party Beneficiaries. Nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

      IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date hereof.


                                STRATEGIC DIAGNOSTICS INC.

                                By: /s/ Matthew H. Knight
                                    --------------------------------------------
                                    Matthew H. Knight
                                    President and Chief Executive Officer


                                BC ADVISORS, LLC

                                By: /s/ Steven R. Becker
                                    --------------------------------------------
                                    Steven R. Becker, Member


                                SRB MANAGEMENT, L.P.

                                By: BC Advisors, LLC, its general partner

                                      By: /s/ Steven R. Becker
                                          -------------------------------
                                          Steven R. Becker, Member


                                /s/ Steven R. Becker
                                ------------------------------------------------
                                STEVEN R. BECKER


                                /s/ Richard van den Broek
                                ------------------------------------------------
                                RICHARD VAN DEN BROEK